

July 16, 2024

Thomas Kalmbach
Chief Financial Officer
Globe Life Inc.
3700 South Stonebridge Drive
McKinney, TX 75070

>**Re: Globe Life Inc.**
>**Form 10-K for Fiscal Year Ended December 31, 2023**
>**Response Dated June 20, 2024**
>**File No. 001-08052**

Dear Thomas Kalmbach:

We have reviewed your June 20, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   Please refer to prior comment 3. To the extent that lapse rate trends materially impact revenue recognized or other relevant financial metrics, please revise future filings to disclose the rates and discuss the trends. Refer to Item 303 of Regulation S-K for guidance.

Other Receivables, page 67

2.   Please refer to prior comment 10. Please revise your proposed disclosure in future filings to:

- Clarify what portion of commissions are considered level commissions in the final sentence in the first paragraph of your proposed disclosure.

- Disclose an approximate percentage of commissions that are paid in advance. We note the agent debit balance was $501 million at December 31, 2023 and total commissions earned during 2023 was approximately $1.1 billion.

Note 6 - Policy Liabilities, page 96

3. Please refer to prior comment 13. We note your statement that any line for derecognition will be $0. Please revise note (3) to your present value of expected future policy benefits table in future filings to clarify that benefit payments do not include lapses.

Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance